DONALDSON, LUFKIN & JENRETTE
              Donaldson Lufkin & Jenrette Securities Corporation
          277 Park Avenue, New York, New York, 10172 - (212) 892-3000

                                                         As of July 7, 1999

Board of Directors
COMSAT Corporation
6560 Rock Spring Drive
Bethesda, MD 20817

Ladies and Gentlemen:

     You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of COMSAT Corporation (the "Company") of the Consideration (as defined below) to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of September 18, 1998 (the "Agreement"), among Lockheed Martin Corporation ("Lockheed Martin"), DENEB Corporation ("DENEB"), a wholly owned subsidiary of Lockheed Martin, and the Company, pursuant to which the Company will be merged with and into DENEB (or, if certain conditions in the Agreement are not satisfied, DENEB will be merged with and into the Company)(the "Merger").

     Pursuant to the Agreement, Lockheed Martin, through a wholly owned, single member Delaware limited liability company ("Offer Subsidiary"), commenced on September 25, 1998 a cash tender offer (the "Tender Offer") for up to the number of shares of the Company's common stock, without par value (the "Company Common Stock"), that is equal to the remainder of (i) 49% of the number of shares of Company Common Stock outstanding at the close of business on the date of purchase pursuant to the Tender Offer minus (ii) the number of shares of Company Common Stock then owned of record by "authorized carriers" (as defined in the Communications Satellite Act of 1962, as amended) as evidenced by issuance of shares of Series II Company Common Stock minus (iii) the number of shares of Company Common Stock with respect to which written demand shall have been made and not withdrawn under the District of Columbia Business Corporation Act ("Dissenting Shares"), at a price of not less than $45.50 per share, net to the seller in cash (the "Tender Offer Consideration").

     Pursuant to the Agreement, subsequent to the Tender Offer and subject to the satisfaction of the conditions contained in the Agreement, the Company shall be merged with and into DENEB (or, if certain conditions in the Agreement are not satisfied, DENEB shall be merged with and into the Company) and each share of Company Common Stock issued and outstanding (other than shares of Company Common Stock held in the treasury of the Company, held by Offer Subsidiary, held by Lockheed Martin, if any, and Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive 1.0 (the "Exchange Ratio") share of Lockheed Martin Common Stock, par value $1 per share (the "Lockheed Martin Common Stock")(the "Merger Consideration"). The Exchange Ratio reflects the two-for-one stock split of the Lockheed Martin Common Stock effected on December 31, 1998. The Tender Offer Consideration and the Merger Consideration are collectively referred to as the "Consideration" and the Tender Offer and the Merger are collectively referred to as the "Transaction."

     In arriving at our opinion, we have reviewed the Agreement and the exhibits thereto, and the June 18, 1999 draft of the proxy statement/prospectus relating to the Company's Annual Meeting of Shareholders to be held in connection with the Merger. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and Lockheed Martin, including information provided during discussions with their respective managements. Included in the information provided during discussions with the Company's management were certain financial projections of business units of the Company prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the respective common stocks of the Company and Lockheed Martin and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion. We were not requested to, nor did we, solicit the interest of any other party in acquiring the Company.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and Lockheed Martin or their respective representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making any independent evaluation of any assets or liabilities of either the Company or Lockheed Martin or for making any independent verification of any of the information reviewed by us. We have also assumed that the Tender Offer and the Merger and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to certain legal matters on advice of counsel to the Company.

     Our opinion is necessarily based on economic, market, regulatory, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion herein as to the prices at which Lockheed Martin Common Stock will actually trade at any time. Our opinion does not address the relative merits of the Transaction and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Transaction. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed transaction.

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has received customary compensation for such services.

     Based on the foregoing and such other factors as we deem relevant, we are of the opinion that, as of the date hereof, the Consideration to be received by the stockholders of the Company pursuant to the Agreement is fair to such stockholders from a financial point of view.


                                        Very truly yours,

                                        DONALDSON, LUFKIN & JENRETTE
                                          SECURITIES CORPORATION

                                        By  /s/ Douglas V. Brown
                                            -------------------------
                                            Douglas V. Brown
                                            Managing Director